BBV VIETNAM S.E.A. ACQUISITION CORP.
ANNOUNCES ENTRY INTO STOCK PURCHASE AGREEMENT
WITH CERTAIN INVESTORS

NEW YORK, February 9, 2010 — BBV Vietnam S.E.A. Acquisition Corp. (OTC Bulletin Board: BBVVF) today announced that is has entered into a definitive stock purchase agreement with certain investors, pursuant to which funds managed by such investors, or other purchasers acceptable to the investors and BBV (collectively such purchasers, the “Investors”) may purchase up to an aggregate of 3,622,502 shares of BBV’s common stock from third parties prior to BBV’s Special Meeting of Stockholders held to vote upon a proposal to continue the life of BBV until February 13, 2011. The Investors are not affiliates of BBV, its officers and directors and/or their respective affiliates or Migami, the target with which BBV has entered into a letter of intent with respect to its initial business combination, or its officers and directors and/or their respective affiliates. It is anticipated the Investors will effect purchases of BBV common stock through independent, privately negotiated transactions with third parties who are institutions or other sophisticated investors that have voted against or indicated an intention to vote against the extension proposal which is described in BBV’s definitive proxy statement filed with the Securities and Exchange Commission on January 29, 2010.

Pursuant to the agreement with the Investors, on the earliest to occur of: (i) the first date any funds are disbursed from the Company’s trust account, except if the extension proposal is approved, for disbursements to BBV stockholders who exercise their conversion rights on or prior to February 12, 2010, (ii) February 18, 2010 if the extension proposal is not approved, (iii) the fifth business day after the proposed business combination with Migami is abandoned, (iv) the third business day after the proposed business combination with Migami is approved by the Company’s stockholders and (v) February 22, 2010 (subject to extension to April 19, 2010 if certain funds are deposited by Migami into an escrow account for the benefit of the investors), BBV has agreed to purchase from the Investors the shares of BBV common stock purchased from third parties at a price equal to the aggregate purchase price paid to acquire the common stock plus 2.25%, provided such sale occurs within 30 days of purchase.  If the purchase occurs after the 30th day from the date of purchase, BBV and Migami will pay an additional amount equal to 2.25% of the aggregate purchase price for each 30 day period (prorated for the actual numbers of days the shares are held).  Notwithstanding the foregoing, if the business combination with Migami is not consummated, BBV shall not be obligated to pay the Investors more than the liquidation price per share.   Additionally, Migami shall pay a cash fee of $170,000 and BBV shall deliver to the Investors 275,000 shares of its common stock in connection with the execution of the agreement, 225,000 additional shares in the event the proposed business combination with Migami is consummated any time between the 31st and 60th day following execution of the agreement and an additional 200,000 shares on each 30th day thereafter (payable on a pro rata basis for any periods less than 30 days) until the day of the stockholder meeting at which the business combination with Migami is voted on.  All such additional shares must be delivered prior to such stockholder meeting.

The Investor purchases from third parties, if made, will increase the likelihood that holders of a majority of shares of BBV’s common stock will vote in favor of the extension proposal and that holders of less than 30% of BBV’s common stock issued in its initial public offering will vote against the extension proposal and seek conversion of their shares of Company common stock into cash in accordance with BBV’s amended and restated articles of incorporation.

Chardan Capital Markets, LLC acted as financial advisor to the parties.  Loeb & Loeb LLP acted as legal advisor to BBV and Ellenoff Grossman & Schole LLP acted as legal advisor to Migami.

Not a Proxy Statement/Prospectus

This press release is not a proxy statement or a solicitation of proxies from the holders of BBV’s securities. Any solicitation of proxies will be made only pursuant to the definitive proxy statement mailed to all BBV stockholders who hold such shares as of January 21, 2010. Interested investors and security holders are urged to read the definitive proxy statement and appendices thereto and BBV’s other filings with the Securities and Exchange Commission (“SEC”) because they contain important information about BBV and the extension proposal.

About BBV Vietnam S.E.A. Acquisition Corp.

BBV Vietnam S.E.A. Acquisition Corp. was organized under the laws of the Republic of the Marshall Islands on August 8, 2007 as a blank check company to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, or contractual arrangement with an operating business.

Forward Looking Statements

Any statements contained in this press release that do not describe historical facts constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. Any such forward-looking statement contained herein is based on current expectations, but is subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations such as material adverse events affecting BBV, the ability of BBV to complete a business combination, and those other risks and uncertainties detailed in BBV's filings with the SEC.

Additional Information

The proxy statement was mailed to stockholders of record on January 21, 2010. Stockholders will also be able to obtain a copy of the proxy statement, without charge, and BBV’s other filings with the SEC, at the SEC’s website www.sec.gov, by mailing a request to BBV Vietnam S.E.A. Acquisition Corporation, 61 Hue Lane, Hai Ba Trung District, Hanoi, Vietnam, Attention: Secretary, by contacting Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, toll free (877) 870-8565, or at BBV’s website www.bantrybay.net.

BBV and its directors and executive officers may be deemed to be participants in the solicitation of proxies for Special Meeting of Stockholders to be held to approve the extension proposal. Information regarding BBV's directors and executive officers is available in its Form 20-F for the year ended December 31, 2008 filed with the SEC. No person other than BBV has been authorized to give any information or to make any representations on behalf of BBV in connection with the extension, and if given or made, such other information or representations must not be relied upon as having been made or authorized by BBV.

Contact

BBV Vietnam S.E.A. Acquisition Corporation
61 Hue Lane, Hai Ba Trung District
Hanoi, Vietnam

Advantage Proxy
24925 13th Place South
Des Moines, Washington 98198
Toll free (877) 870-8565